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As filed with the Securities and Exchange Commission on April 13, 2006

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) of the Securities
Exchange Act of 1934

Schering Aktiengesellschaft
(Name of Subject Company (issuer))

Dritte BV GmbH
Bayer Aktiengesellschaft
(Name of Filing Persons (offerors))

Ordinary Shares,
no par value
(Title of Class of Securities)
DE0007172009
(CUSIP Number of Class of Securities)

American Depositary Shares
(each representing one Ordinary Share)
(Title of Class of Securities)
806585204
(CUSIP Number of Class of Securities)

Dr. Roland Hartwig
Bayerwerk, Gebaeude W11
Kaiser-Wilhelm-Allee
51368 Leverkusen
Germany
+49 (214) 3081195

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
With copies to:

Charles Nathan, Esq. John E. Sorkin, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200	Dr. Joachim von Falkenhausen Stefan Widder Latham & Watkins LLP Warburgstrasse 50 20354 Hamburg, Germany +49 (40) 414030

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$19,860,767,584.80	$2,125,102.13

*
Estimated for purposes of calculating the amount of the filing fee only. The calculation of the transaction valuation assumes the purchase of 191,000,875 bearer shares, no par value per share ("Shares"), of Schering Aktiengesellschaft ("Schering") (including those Shares represented by American Depositary Shares ("ADSs")), at a purchase price of EUR 86.00 per Share in cash, converted into U.S. dollars at the noon buying rate as published by the Federal Reserve Bank of New York on April 10, 2006 of EUR 1 = $1.2091. Such number of Shares represents the number of Shares (including Shares represented by ADSs) issued and outstanding as of April 11, 2006 and excludes Shares held by Schering in treasury.

☐
Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.
☐
issuer tender offer subject to Rule 13e-4.
☐
going-private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this "Statement") relates to the offer by Dritte BV GmbH, a limited liability company organized under the laws of the Federal Republic of Germany (the "Bidder") and a wholly-owned subsidiary of Bayer Aktiengesellschaft, a stock corporation organized under the laws of the Federal Republic of Germany ("Bayer"), to purchase all of the issued and outstanding bearer shares, no par value (the "Shares"), including those Shares represented by American Depositary Shares ("ADSs"), of Schering Aktiengesellschaft, a stock corporation organized under the laws of the Federal Republic of Germany ("Schering"), at a purchase price of EUR 86.00 per Share in cash. The terms and conditions of the offer (as it may be amended or supplemented from time to time, the "Offer") are described in the Offer Document, published April 13, 2006 (the "Offer Document"), a copy of which is attached hereto as Exhibit (a)(1)(A), and, where applicable, the related U.S. Declaration of Acceptance and ADS Letter of Transmittal and the instructions thereto, copies of which are attached hereto as Exhibits (a)(1)(B) and (C).

Pursuant to General Instruction F to Schedule TO, the information contained in the Offer Document, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to items 1 through 11 of this Statement and is supplemented by the information specifically provided for herein.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the section of the Offer Document entitled "Summary of the Offer" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) The subject company and issuer of the securities subject to the Offer is Schering, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany. Its principal executive office is located at Müllerstraße 178, 13353 Berlin, Federal Republic of Germany and its telephone number is 49-30-468-1111.

(b) This Statement relates to the offer to purchase all issued and outstanding Shares, including those Shares represented by ADS, of Schering by the Bidder for EUR 86.00 per Share in cash, upon the terms and subject to the conditions set forth in the Offer Document and, where applicable, in the related U.S. Declaration of Acceptance or ADS Letter of Transmittal, as the case may be. According to information provided by Schering, as of April 11, 2006, there were 191,000,875 Shares (including Shares represented by ADSs) issued and outstanding (excluding treasury shares).

(c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market is set forth in the section of the Offer Document entitled "The Offer—Explanation of the Adequacy of the Offer Price" and is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON.

(a), (b), and (c) The information set forth in the section of the Offer Document entitled "The Bidder/Bayer AG" is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a)(1)(i)-(viii), (x), (xii) The information set forth in the sections of the Offer Document entitled "The Offer," "Acceptance Period," "Acceptance and Settlement of the Offer for Schering Securities," "Possible Effects on Schering Securities Holders Who Do Not Accept the Offer," "Rights of Withdrawal" and "Taxes" is incorporated herein by reference.

(a)(1)(ix), (xi) Not applicable.

(a)(2) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) Not applicable.

(b) The information set forth in the section of the Offer Document entitled "Background of the Offer / Intentions of the Bidder and Bayer AG with Regard to Schering AG" is incorporated herein by reference.

ITEM 6. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS.

(a), (c) (1) through (7) The information set forth in the sections of the Offer Document entitled "Background of the Offer / Intentions of the Bidder and Bayer AG with Regard to Schering AG" and "Possible Effects on Schering Securities Holders Who Do Not Accept the Offer" is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b), (d) The information set forth in the section of the Offer Document entitled "Financing the Offer" is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a), (b) The information set forth in the section of the Offer Document entitled "The Bidder/Bayer AG" is incorporated herein by reference.

ITEM 9. PERSONS/ ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the sections of the Offer Document entitled "Facilitating Banks, Fees and Expenses" is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

(a), (b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a)(1) The information set forth in the sections of the Offer Document entitled "Background of the Offer / Intentions of the Bidder and Bayer AG with Regard to Schering AG" and "Cash Payments or Other Non-Cash Benefits Granted or Offered to the Members of the Management Board or the Supervisory Board of Schering AG" is incorporated herein by reference.

(a)(2) and (a)(3) The information set forth in the sections of the Offer Document entitled "General Information and Information for Shareholders with Place of Residence, Seat or Habitual Abode Outside the Federal Republic of Germany," "Conditions of the Offer" and "Official Approvals and Proceedings" is incorporated herein by reference.

(a)(4) The information set forth in the section of the Offer Document "Possible Effects on Schering Securities Holders Who Do Not Accept the Offer" is incorporated herein by reference.

(a)(5) None.

(b) The information set forth in the Offer Document is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(A) Offer Document, published April 13, 2006.

(a)(1)(B) U.S. Declaration of Acceptance.

(a)(1)(C) ADS Letter of Transmittal.

(a)(1)(D) Notice of Guaranteed Delivery.

(a)(1)(E) Summary Advertisement, published April 13, 2006.

(a)(1)(F) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(G) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Share Letter).

(a)(1)(H) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADS Letter).

(a)(1)(I) Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute W-9.

(a)(1)(J) German Declaration of Acceptance (English translation of document prepared in German only).

(a)(1)(K) Suggested Letter to Clients for use by depositary banks for shares held through the Clearstream Banking AG booking system (English translation of document prepared in German only).

(a)(1)(L) Letter to Employees of Schering AG, dated April 13, 2006.

(a)(1)(M) Questions and Answers posted on the Internet, posted April 13, 2006.

(a)(5)(A) Press release of Bayer, dated March 23, 2006, incorporated herein by reference to the pre-commencement Schedule TO filed by the Bidder and Bayer on March 24, 2006.

(a)(5)(B) Notice of Availability of the Offer Document, dated April 13, 2006 (English translation of document prepared in German language only).

(a)(5)(C) Press release of Bayer, dated April 13, 2006.

(a)(5)(D) Article "Bayer makes official takeover offer for Schering," dated April 13, 2006.

(b)(1) Bridge Facilities Agreement, dated 23 March 2006, by and among Bayer AG; Citigroup Global Markets Limited and Credit Suisse International, as Mandated Lead Arrangers; Citigroup Global Markets Limited and Credit Suisse International, as Bookrunners; and Citibank International plc, as Facility Agent.

(b)(2) Syndicated Facilities Agreement, dated 23 March 2006, by and among Bayer AG; Citigroup Global Markets Limited and Credit Suisse International, as Mandated Lead Arrangers; Citigroup Global Markets Limited and Credit Suisse International, as Bookrunners; and Citibank International plc, as Facility Agent.

(d)(1) Letter of Bayer AG to Schering AG, dated March 23, 2006, incorporated herein by reference to Exhibit 99.4 to the pre-commencement Schedule TO filed by the Bidder and Bayer on March 27, 2006.

(d)(2) Letter of Schering AG to Bayer AG, dated March 23, 2006, incorporated herein by reference to Exhibit 99.5 to the pre-commencement Schedule TO filed by the Bidder and Bayer on March 27, 2006.

(g) Not applicable.

(h) Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

EXHIBITS	DESCRIPTION
(a)(1)(A)	Offer Document, published April 13, 2006.
(a)(1)(B)	U.S. Declaration of Acceptance.
(a)(1)(C)	ADS Letter of Transmittal.
(a)(1)(D)	Notice of Guaranteed Delivery.
(a)(1)(E)	Summary Advertisement, published April 13, 2006.
(a)(1)(F)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(G)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Share Letter).
(a)(1)(H)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADS Letter).
(a)(1)(I)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute W-9.
(a)(1)(J)	German Declaration of Acceptance (English translation of document prepared in German only).
(a)(1)(K)	Suggested Letter to Clients for use by depositary banks for shares held through the Clearstream Banking AG booking system (English translation of document prepared in German only).
(a)(1)(L)	Letter to Employees of Schering AG, dated April 13, 2006.
(a)(1)(M)	Questions and Answers posted on the Internet, posted April 13, 2006.
(a)(5)(A)	Press release of Bayer, dated March 23, 2006, incorporated herein by reference to the pre-commencement Schedule TO filed by the Bidder and Bayer on March 24, 2006.
(a)(5)(B)	Notice of Availability of the Offer Document, dated April 13, 2006 (English translation of document prepared in German language only).
(a)(5)(C)	Press release of Bayer, dated April 13, 2006.
(a)(5)(D)	Article "Bayer makes official takeover offer for Schering," dated April 13, 2006.
(b)(1)
Bridge Facilities Agreement, dated 23 March 2006, by and among Bayer AG; Citigroup Global Markets Limited and Credit Suisse International, as Mandated Lead Arrangers; Citigroup Global Markets Limited and Credit Suisse International, as Bookrunners; and Citibank International plc, as Facility Agent.
(b)(2)
Syndicated Facilities Agreement, dated 23 March 2006, by and among Bayer AG; Citigroup Global Markets Limited and Credit Suisse International, as Mandated Lead Arrangers; Citigroup Global Markets Limited and Credit Suisse International, as Bookrunners; and Citibank International plc, as Facility Agent.
(d)(1)	Letter of Bayer AG to Schering AG, dated March 23, 2006, incorporated herein by reference to Exhibit 99.4 to the pre-commencement Schedule TO filed by the Bidder and Bayer on March 27, 2006.
(d)(2)	Letter of Schering AG to Bayer AG, dated March 23, 2006, incorporated herein by reference to Exhibit 99.5 to the pre-commencement Schedule TO filed by the Bidder and Bayer on March 27, 2006.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated: April 13, 2006

Bayer Aktiengesellschaft
By:	/s/ DR. ROLAND HARTWIG Name: Dr. Roland Hartwig Title: General Counsel
By:	/s/ DR. ALEXANDER ROSAR Name: Dr. Alexander Rosar Title: Head of Investor Relations
Dritte BV GmbH
By:	/s/ DR. ARMIN BUCHMEIER Name: Dr. Armin Buchmeier Title: Managing Director

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  ITEM 1. SUMMARY TERM SHEET.
  ITEM 2. SUBJECT COMPANY INFORMATION.
  ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON.
  ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  ITEM 6. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS.
  ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
  ITEM 9. PERSONS/ ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
  ITEM 10. FINANCIAL STATEMENTS.
  ITEM 11. ADDITIONAL INFORMATION.
  ITEM 12. EXHIBITS.
  ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
SIGNATURE